UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

(Amendment No 1)

Boot Barn Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
099406 10 0
(CUSIP Number)
March 3, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 099406 10 0
(1) Names of reporting persons. FS Capital Partners VI, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization – Delaware

Number of shares beneficially owned by each reporting person with:	(5) Sole voting power - 12,432,463
(6) Shared voting power – 0
(7) Sole dispositive power - 12,432,463
(8) Shared dispositive power – 0

(9) Aggregate amount beneficially owned by each reporting person - 12,432,463
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9 - approximately 48.4%
(12) Type of reporting person (see instructions) - OO

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CUSIP No. 099406 10 0
(1) Names of reporting persons. FS Equity Partners VI, L.P.
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization – Delaware

Number of shares beneficially owned by each reporting person with:	(5) Sole voting power - 11,925,866
(6) Shared voting power – 0
(7) Sole dispositive power - 11,925,866
(8) Shared dispositive power – 0

(9) Aggregate amount beneficially owned by each reporting person 11,925,866
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9 - approximately 46.4%
(12) Type of reporting person (see instructions) - PN

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CUSIP No. 099406 10 0
(1) Names of reporting persons. FS Affiliates VI, L.P.
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization – Delaware

Number of shares beneficially owned by each reporting person with:	(5) Sole voting power - 506,597
(6) Shared voting power – 0
(7) Sole dispositive power - 506,597
(8) Shared dispositive power – 0

(9) Aggregate amount beneficially owned by each reporting person - 506,597
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9 - approximately 2.0%
(12) Type of reporting person (see instructions) - PN

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Item 1(a).  Name of Issuer.

The name of the issuer is Boot Barn Holdings, Inc., a Delaware corporation (the “Company”).

Item 1(b).  Address of Issuer’s Principal Executive Offices.

The principal executive offices of the Company are located at 15776 Laguna Canyon Road, Irvine, California 92618.

Item 2(a). Name of Person Filing.

The names of the filing persons in this statement are: FS Capital Partners VI, LLC (“FS Capital Partners”), FS Equity Partners VI, L.P. (“FSEP VI”) and FS Affiliates VI, L.P. (“FS Affiliates” and together with FS Capital Partners and FSEP VI, the “Filing Persons”).

Item 2(b).  Address of Principal Business Office or, if None, Residence.

The business address of the Filing Persons is c/o Freeman Spogli & Co., 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

Item 2(c).  Citizenship.

FS Capital Partners is a Delaware limited liability company and FSEP VI and FS Affiliates are Delaware limited partnerships.

Item 2(d).  Title of Class of Securities.

The class of equity securities to which this statement on Schedule 13G (this “Statement”) relates is the common stock, par value $0.0001 per share, of the Company (the “Common Stock”).

Item 2(e).  CUSIP Number.

The CUSIP number of the Common Stock is 099406 10 0.

Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

a.	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
b.	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
c.	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
d.	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
e.	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
f.	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
g.	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
h.	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 80a-3);
i.	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
j.	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
k.	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

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Item 4.  Ownership.

FSEP VI is the holder of record of 11,925,866 shares of Common Stock.  The shares of Common Stock held by FSEP VI represent approximately 46.4% of the Company’s outstanding Common Stock.  FS Affiliates is the holder of record of 506,597 shares of Common Stock, which represents approximately 2.0% of the Company’s outstanding Common Stock.

By virtue of being the general partner of FSEP VI, FS Capital Partners has sole voting and dispositive power of the 12,432,463 shares of Common Stock held by FSEP VI and FS Affiliates, representing approximately 48.4% of the Company’s outstanding Common Stock.  By virtue of being the managing members of FS Capital Partners, Brad J. Brutocao, Bradford M. Freeman, Benjamin D. Geiger, Todd W. Halloran, Jon D. Ralph, John M. Roth, J. Frederick Simmons, Ronald P. Spogli and William M. Wardlaw may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock held by FSEP VI and FS Affiliates.  Messrs. Brutocao, Freeman, Geiger, Halloran, Ralph, Roth, Simmons, Spogli and Wardlaw have disclaimed beneficial ownership of the shares of Common Stock held by FSEP VI and FS Affiliates except to the extent of their pecuniary interest in the shares.

Each Filing Person disclaims beneficial ownership of the shares of Common Stock owned by any other Filing Person except to the extent of its pecuniary interest therein.

Percentage ownership is based on 25,709,194 outstanding shares of Common Stock of the Company as of February 20, 2015, as reported in the Company’s Prospectus dated as February 25, 2015 filed with the Securities and Exchange Commission on February 27, 2015.

Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6.  Ownership of More then 5 Percent on behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certifications.

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FS CAPITAL PARTNERS VI, LLC

Dated: March 4, 2015	By:	/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Managing Member

FS EQUITY PARTNERS VI, L.P. By: FS CAPITAL PARTNERS VI, LLC Its General Partner

By:	/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Managing Member

FS AFFILIATES VI, L.P. By: FS CAPITAL PARTNERS VI, LLC Its General Partner

By:	/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Managing Member